CELL WIRELESS CORPORATION

4625 E. Broadway, Suite 203

Tucson, AZ  85711, USA

(520) 881-4632

August 5, 2005

VIA FAX AND EDGAR

Ms. Nasreen Mohammed

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re: Cell Wireless Corporation

       File No. 0-049849

       Form 10-KSB for Year Ended December 31, 2004

       Forms 10-QSB for Quarter  Ended March 31, 2005

Dear Ms. Mohammed:

Cell Wireless Received your letter dated July 20, 2005 on the 26th of July by fax.  The comments 1 through 8 have specific references to the 10KSB filed for December 31, 2004 and the 10QSB filed for March 31, 2005.  Our response comments are as follows:

Item 8A. Controls and Procedures. Page 20

Evaluation of Disclosure Controls and Procedures,  page 20

1. We note that your CEO and CFO concluded that your disclosure controls and procedures were not "adequately effective" as of December 31, 2004.

Describe in greater detail the nature of the deficiencies in the company's disclosure controls and procedures.

Answer. As of December 31, 2004, our auditor’s opinion was that additional experience was required for the future needs of the company by the personnel that had been performing the duties of CFO and accounting for the past two years.  The acquisition of the assets of 1Cellnet as described in the 10KSB added burdens to the future needs of the company and as of that date that they felt the present staff would not be able to handle the task..  No deficiencies existed at that date, and do not now, and the additional controls and procedures necessary then and now are properly met since the completion of the acquisition by additional staff and consulting accountants   We have not received a written description of any details on the nature of the deficiencies the auditor’s took exception to.

B. State when the deficiencies first arose, when the company identified such deficiencies, and how the deficiencies were identified;

Answer. The deficiencies never occurred because at the time of the acquisition a remedy had been completed by the addition of an accounting professional to complete the advisory needs of the company.  The staff was also adequately trained to recognize needed disclosures and controls.  This statement will be removed from the 10KSB as amended.

C. Describe in greater detail the nature of the "corrective measures" taken by the company (e.g., the “new internal policies”) and the expected timetable for full implementation of such measures; and

Answer The personnel are in place and the situation that did not exist has little need for correction.  Adequate controls and disclosures are in place now and have been since the acquisition was completed and for the two years prior to the acquisition. This statement will be removed from the 10KSB as amended.

D. State whether management believes that the "corrective measures" will remediate the deficiencies sufficiently to ensure that the effectiveness of the company's disclosure controls and procedures in the future.

Answer.  The deficiencies do not exist at this time and in the past.  The effectiveness of the company's disclosure controls and procedures in the future are adequate at this time and in the past.  The same personnel and outside consultants handle the company’s financial disclosures and controls and will continue to do so in the future. This statement will be removed from the 10KSB as amended

Changes in Internal Control over Financial Reporting. Page 20

2. We note the qualifying language included in the second half of this section. In your amended Form lO-KSB, please revise to state whether management believes that, with the implementation of the changes described here, the company’s disclosure controls and procedures will be designed to provide reasonable assurance of achieving their objectives. In this regard, we note the statement on page 20 that the company feels the engagement of the CPA "will improve the quality of future period financial reporting."

Answer See response to comment 1. We will delete this qualification. This statement will be removed from the 10KSB as amended

3. Please clarify the meaning of the following statement: "In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events." Your revised disclosure should describe in detail the "assumptions" and "future events," Alternatively, delete this qualification.

Answer We will delete this qualification. This statement will be removed from the 10KSB as amended

Notes to Consolidated Financial" Statements, page F-8

Note B - Spin-off and discontinued operations

4. We note that you de-consolidated Arizona Aircraft as of December 30, 2004. Tell us the date of the distribution. Based on disclosures in your Form 10-QSB for the quarter ended March 31, 2005, it appears that the distribution occurred after December 31, 2004. If so, tell us your basis in the accounting literature to deconsolidate Arizona Aircraft at December 31, 2004. Please disclose the total number of shares distributed in the spin off and who received those shares on which dates.

Answer. The spin off occurred at December 30, 2004 and the documents filed indicate this fact. Standard & Poor’s issued a CUSIP number on 12-29-04 and notified the company on January 3, 2005. On December 30, 2004 the company (AASI) issued 4,200,000 shares through their transfer agent Pacific Stock Transfer and placed them in escrow with the AASI attorney James DeOlden to hold for distribution to management.  He is still holding 4,200,000 shares on behalf of management of AASI.  When the company has the cash to distribute to Cell Wireless Shareholders the 4,000,000 shares of stock to approximately 400 shareholders of Cell Wireless, AASI will send out those shares. Cell Wireless has no control over the issue of the shares or AASI.  2,000,000 shares were issued to Equivest Heritage Group, a consultant of AASI, on April 19, 2004.  The filings reflect the actual transaction as follows in the March 31, 10QSB:

Spin-Off of Subsidiary

----------------------

On December 30, 2004, the Company initiated the spin-off and distribution (the "Distribution" or "Arizona Aircraft Spin-off") to its shareholders and former management of an amount equal to approximately eighty percent (80%) of the shares of its formerly wholly-owned and sole operating business segment and subsidiary, Arizona Aircraft Spares, Inc., an Arizona corporation ("Arizona Aircraft").

Under the Distribution, the shareholders of record as of December 28, 2004, shall receive a dividend of approximately one (1) share of Arizona Aircraft for every 9 shares of common stock of Cell Wireless Corporation held by them at that date, or an aggregate amount equal to 4,000,000 shares of Arizona Aircraft Spares common stock. As of the date of the financial statements, the distribution of the 4,000,000 shares to the Company's shareholders has not been completed. The total distribution of 4,000,000 common shares will be issued pro-rata to 36,217,651 shares in the ratio held at December 30, 2004.

In addition, Arizona Aircraft Spares issued four million two hundred thousand (4,200,000) shares of Arizona Aircraft Spares, Inc. common stock to former senior management of the Company and consultants.

Answer (cont).  Please let us know if you wish us to add something to this disclosure.

5.  Using the guidance in EITI 03-13 tell us why you believe it is appropriate to reflect the operations of Arizona Aircraft as discontinued operations.

Answer.   Our disclosure of this spin off included in the 10QSB was as follows:

Other than completing certain ministerial corporate acts, there is no operating or business relationships between Cell Wireless and Arizona Aircraft at the spin off date or any relationship currently planned.

The Company's investment in Arizona Aircraft represents 20% interest in that corporation's outstanding common stock. The Company does not have the ability to exercise significant influence over operating and financial policies, as defined under FIN No. 46 and accordingly initially accounted for the investment in Arizona Aircraft using the equity method of accounting. The estimated fair value of the investment is $0 as of March 31, 2005, and in accordance with APB 18, the Company has discontinued applying the equity method of accounting in connection with this investment.

Answer (cont).  Since the Cell Wireless ceased to control, benefit or take responsibility for this subsidiary, its operations ceased when the company was returned to its previous management and consultants and control changed hands.  No amount of guidance in EITI 03-13 will change the facts that the ownership of the subsidiary has changed and this constitutes a complete discontinuation of operations.  Management of Cell Wireless has no intention to reverse this discontinued operation.

Note I - Acquisition and Capital Restructure

6. In connection with the acquisition of 1Cellnet, please provide audited historical financial statements and pro-forma information as required by Rule 3-05 of Reg. S-X within 75 days of the closing of the acquisition. We may have further comments after the review of this financial information.

Answer.   The audit of the prior company is underway at this time.  The predecessor company records were not available until recently and our auditor has completed the draft statements.  We will file those with the amended 8K and provide the Proforma audited numbers in the amended 10KSB as required.  We anticipate filing the 8K amendment by August 8, 2005.

Exhibits 31.1 and 31.2

7.  Please be advised that the Rule 13a-14 certifications must be in the exact form and include the disclosure as specified by Item 601(b) (31) of Regulation S-B. We note that certifications omit certain required language (e.g., ill sub-paragraph (a) of paragraph 5, the term. "material weakness" is omitted), contains mistakes (e.g., paragraph 2 refers to "quarterly report;" paragraph 4 refers to the wrong rules for the definition of disc1osure controls and procedures'"), and include unnecessary language (e.g." the language contained in paragraph 6 is no longer needed). Please amend your Form lO-KSB to include the revised certifications. Please note that when you correct your certifications, you will have to re-file your Form 10-KSB in its entirety.

Answer.    When we amend for the other items, this will be corrected to your satisfaction

Form 10-QSB "for the quarter ending March 31, 2005

8. You state the transaction with 1Cellnet as a recapitalization effected by a reverse acquisition effective March 9, 2005. We note that you determined the accounting acquirer to be lCellnet.  Tell us how you accounted for the transaction in the statement of shareholders' equity for the quarter ending March 31, 2005. Specifically, have all transactions occurring prior to the date of the acquisition and in prior periods been restated to reflect the ratio of shares exchanged in the merger.

Answer. We accounted for the transaction as reported in the 10QSB as follows

For accounting purposes, the Company has accounted for the transaction as a reverse acquisition and 1Cellnet shall be the surviving entity. The total carrying value of net assets acquired was $3,466,457 which included Intellectual Property of $2,926,500. The Company did not recognize goodwill or any other intangible assets in connection with the transaction.

Effective with the Agreement, substantially all of 1Cellnet's assets were exchanged for an aggregate of 59,078,619 shares of the Company's restricted common stock. The value of the stock that was issued was the historical cost of the Company's net tangible assets, which did not differ materially from their fair value.

The statement of shareholders equity accounted for the transaction as follows:

CELL WIRELESS CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS  ENDED MARCH 31, 2005

			Additional		Total
	Common	Stock	Paid-In	Retained	Shareholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2004	36,217,651	$ 36,218	$ -	$(376,966)	$(340,748)
Shares issued for acquisition of assets, 1Cellnet, LLC net of costs	59,078,617	59,079	2,435,898		2,494,977
Net income for the three months ended March 31, 2005	-	-	-	235,090	235,090
Balance at March 31, 2005	95,296,268	$ 95,297	$2,435,898	$(141,876)	$2,389,319

Clearly from the financial statement report you can see that the company issued 59,078,617 shares for assets totaling $2,494,977 at fair value.  The accounting entry would clearly be done according the GAAP and after recording assets and liabilities, the difference is equity.  Our reports reflect this.

The earnings per share have been restated for prior periods and any accounting effects have been properly reflected.  We are unaware of any specific items that may have come to your attention.

Please note that the reverse acquisition was not effective March 9, 2005 but was completed March 9, 2005 and effective on January 1, 2005.  We do not see any reason to amend anything in the report for this matter.  If you think so, please let us know.

In connection with our response to your comments, we wish to acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings: and

  The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States

Conclusion.

We believe that we have responded to these comments as completely as possible at this time.  As soon as the audit report is in our hands from the Australian Auditors of the Australian predecessor companies, we will amend the 10KSB filing and the 10QSB filing to encompass the comments herein and any other results of the audit report.

We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

Sylvia Quintero

Chief Financial Officer, Director